Ruanyun Edai Technology Inc.

No. 698 Jing Dong Avenue,

ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096

0791-88567739

March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Staff Attorney Mitchell Austin, Staff Attorney

RE:	Ruanyun Edai Technology Inc.
Registration Statement on Form F-1 Filed August 30, 2024
File No. 333-281857

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Ruanyun Edai Technology Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m., Eastern Time, on March 31, 2025, or as soon as practicable thereafter.

Very truly yours,

Ruanyun Edai Technology Inc.

By:	/s/ Yan Fu
Name:	Yan Fu
Title:	Director and Chief Executive Officer